Exhibit 99.2

KE Holdings Inc. Upgraded to ‘A’ in MSCI ESG Rating

Beijing, China, February 28, 2025 (GLOBE NEWSWIRE) -- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, is pleased to announce today a significant upgrade in its Environmental, Social and Governance (ESG) rating by Morgan Stanley Capital International (“MSCI”) from “BBB” to “A.” This achievement marks the second consecutive year of improvement for Beike, reflecting its steadfast commitment to excellence in ESG practices within the industry.

In MSCI’s latest evaluation, Beike earned an impressive overall score of 7.2 in the ESG social category, outperforming the global industry average of 4.3. This accomplishment is attributed to the Company’s continuous efforts in human capital development through tailored vocational training programs and structured career paths for service providers, together with its robust privacy and data security measures. Additionally, Beike made notable strides in exploring opportunities in incorporating green concepts across various business scenarios, such as establishing the “Lianjia Green Store Standard” to regulate eco-friendly renovations, material recycling, and smart energy control installations for the brokerage stores. These efforts contributed to a remarkable 1.8-point increase in the ESG environmental category from the previous year.

The MSCI ESG Rating, developed by a leading provider of critical decision support tools and services for the global investment community, MSCI, serves as a benchmark for institutional investors to measure a company’s resilience to financially material ESG risks and to deploy capital in ways that maximize investment return over their time horizon.

With its mission of “admirable service, joyful living,” Beike is dedicated to creating long-term, sustainable value by reshaping China’s residential services industry through its infrastructure transformation and technology-driven innovation. This commitment empowers service providers to enhance their professional growth and deliver exceptional living experiences for consumers.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com